Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Transcript of Video Recording of Mike Fries Welcome Speech (made available through Virgin Media’s website on February 7, 2013)

Hello, I’m Mike Fries, President and CEO of Liberty Global. And today I’m extremely excited to announce our agreement to acquire Virgin Media, the UK’s largest cable company in a stock and cash merger, valued at approximately $23 billion dollars. This transaction is a natural extension of the value creation strategy we’ve been successfully deploying for years. Together, this powerful combination will enhance our position as the world’s leading broadband communications company, providing twenty five million customers with forty seven million video, voice and broadband services, across twelve European countries.

It won’t surprise you to learn that Liberty Global and Virgin Media have complementary strengths when it comes to our technology platforms, product roadmaps and core operating strategies. It’s a perfect fit from that perspective. As you know the UK is Europe’s largest and most dynamic media market, and Virgin Media under Neil Berkett’s leadership has done a tremendous job redefining the digital video and broadband experience for consumers, and bringing to life one of the best brands in the country. We’re so impressed with the management team and their success in that market.

Now our business thrives on scale, it always has and it always will. Our growth strategy over the last decade has been dedicated to rebalancing our operations into markets where we can derive scale benefits on an operating technology and strategic level. Upon completion roughly 80 per cent of Liberty Global’s revenues will come from just five strong and stable European countries: the UK, Germany, Belgium, Switzerland and the Netherlands. Solidifying our ability to generate consistent and steady growth, improve margins and enhance free cash flow. If you’re a Virgin Media employee or customer, I’d like to welcome you to the Liberty Global family. You should know that over the last twenty four years, we’ve been focused on three things, investing significant amounts of capital every year in building and maintaining the best digital and broadband networks in the industry. In the great tradition of the cable industry, we’ve also been extremely focused on innovation, and the first to launch new products in our markets, like 150Mb broadband speeds and our revolutionary home entertainment platform which we call Horizon. And we’ve maintained a unique culture. One that combines the entrepreneurial spirit of the early pioneers in this business, like our Chairman Dr John Malone, with a transparent commitment to rewarding LEADERSHIP, providing mobility across our footprint, and keeping things fun and spirited. You’ll see that soon enough.

If you’re a Virgin Media shareholder, we’re excited to be working for you. I think you’ll enjoy learning about our larger operations like Germany, who in the twelve months ended September, we added nearly seven hundred thousand new video, voice and data subs, and grew annual revenue over ten per cent. And I’m happy to say that like Virgin Media, we’re committed to generating strong free cash flow and reinvesting in our stock through buy backs, and our case over nine billion worth since our programme began. With the combined growth profile of Liberty Global and Virgin Media, including significant synergies, declining capex intensity, and a very favourable tax posture, we expect to accelerate that strategy in the future, and have targeted $3.5 billion in share repurchases over the next two years. I know I speak for our entire company of more than twenty one thousand employees when I say that we’re thrilled to be joining forces with the talented and dedicated team at Virgin Media. We’re in for a great ride. In my twenty five years there’s never been a more exciting time to be in this business. I look forward to seeing you soon. Until then, all the best.

Some legal notes

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, or the 2012 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.